EXHIBIT 4.3

August 11, 2010

The Board of Directors
Apple REIT Ten, Inc.
814 East Main Street
Richmond, Virginia 23219

Gentlemen:

          Glade M. Knight hereby subscribes to purchase four hundred and eighty thousand (480,000) Series B Convertible Preferred Shares of Apple REIT Ten, Inc. and agrees to pay the sum of ten cents ($0.10) cash for each such Series B Convertible Preferred Share. Mr. Knight represents that he is purchasing such Series B Convertible Preferred Shares for investment and not for the purpose of distribution or resale.

          This letter, when accepted, will constitute a contract of subscription.

Very truly yours,

/s/ Glade M. Knight

Glade M. Knight

Accepted by:

APPLE REIT TEN, INC.

	By:	/s/ Glade M. Knight

Glade M. Knight, President

Dated: August 11, 2010